Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-167089, 333-207857 and 333-234635 on Form S-8 of our report dated February 28, 2020 (October 16, 2020, as to the effects of the Stitcher assets held for sale and discontinued operations discussed in Note 21), relating to the consolidated financial statements of The E.W. Scripps Company and subsidiaries (the “Company) (which report expressed an unqualified opinion and included an explanatory paragraph related to the Company’s change in method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842), during 2019) appearing in this Current Report on Form 8-K dated October 16, 2020.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
October 16, 2020